P10, Inc.

4514 Cole Avenue, Suite 1600

Dallas, Texas 75205

July 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance - Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Registration Statement on Form S-1, as amended

(File No. 333-279769)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, P10, Inc. respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-279769) (the “Registration Statement”), so that it may become effective at 4:00 PM, Eastern time, on August 1, 2024, or as soon thereafter as is practicable.

Please contact Todd Lenson of Kramer Levin Naftalis & Frankel LLP at (212) 715-9216 or tlenson@kramerlevin.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

P10, Inc.

By:	/s/ Amanda Coussens
Amanda Coussens
Chief Financial Officer